CONFORMED


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                                (Amendment No. 1)


                              WESTCOAST ENERGY INC.
                                (Name of Issuer)


                                  Common Shares
                         (Title of Class of Securities)


                                    95751D102
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

                           ---------------------------


         Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

                                   |_| Rule 13d-1 (b)

                                   [x] Rule 13d-1 (c)

                                   |_| Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 95751D102                     13G                Page 2 of 8 Pages
--------------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

         The Bank of Nova Scotia
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------
                          (5)      Sole Voting Power

     Number of                     3,417,824
Shares Beneficially       ------------------------------------------------------
       Owned              (6)      Shared Voting Power
      by Each
     Reporting                     930,775
    Person With           ------------------------------------------------------
                          (7)      Sole Dispositive Power

                                   3,417,824
                          ------------------------------------------------------
                          (8)      Shared Dispositive Power

                                   930,775
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,348,599 at December 31, 2001
--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)  |_|

--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)

         3.43%
--------------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


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



CUSIP No. 95751D102                     13G                Page 3 of 8 Pages
--------------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

         Scotia Capital Inc.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------
                          (5)      Sole Voting Power

     Number of                     0
Shares Beneficially       ------------------------------------------------------
       Owned              (6)      Shared Voting Power
      by Each
     Reporting                     930,775
    Person With           ------------------------------------------------------
                          (7)      Sole Dispositive Power

                                   0
                          ------------------------------------------------------
                          (8)      Shared Dispositive Power

                                   930,775
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

         930,775 at December 31, 2001
--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)  |_|

--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)

         0.73%
--------------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer

                  Westcoast Energy Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  Westcoast Energy Inc.
                  1333 West Georgia St.
                  Vancouver, British Columbia, Canada
                  V6E  3K9

Item 2(a).        Name of Persons Filing

                  The Bank of Nova Scotia ("Scotiabank") and Scotia Capital Inc, an indirect wholly-owned subsidiary of Scotiabank ("SCI")

                  Of the 4,348,599 common shares reported herein as being the deemed aggregate amount beneficially owned by Scotiabank:

                  (i)      3,417,824 are owned by Scotiabank directly;

                  (ii)     930,775 are owned by SCI.


Item 2(b).        Address of Principal Business Office or, if None, Residence

                  Scotiabank:               The Bank of Nova Scotia
                                            Attention: Group Compliance
                                            44 King Street West
                                            Toronto, Ontario, Canada M5H 1H1

                  SCI:                      Scotia Capital Inc.
                                            40 King Street West, Scotia Plaza,
                                            P.O. Box 4085, Station "A"
                                            Toronto, Ontario, Canada M5W 2X6


Item 2(c).        Citizenship

                  Scotiabank:               Organized under the laws of Canada.

                  SCI: Organized under the laws of the Province of Ontario, Canada.

Item 2(d).        Title of Class of Securities

                  Common Shares

Item 2(e).        CUSIP Number

                  95751D102

Item 3.           Filing Category

                  Not applicable

Item 4(a).        Amount Beneficially Owned

                  Scotiabank:               3,417,824

                  SCI:                        930,775

Item 4(b).        Percent of Class

                  Scotiabank:               2.69%

                  SCI:                      0.73%


Item 4(c).        Number of shares as to which the Reporting Person has:

                  (i)   sole power to vote or direct the vote:

                        Scotiabank:         3,417,824

                        SCI:                0

                  (ii)  shared power to vote or direct the vote:

                        Scotiabank:         0

                        SCI:                930,775

                  (iii) sole power to dispose or to direct the disposition:

                        Scotiabank:         3,417,824

                        SCI:                0

                  (iv)  shared power to dispose or to direct the disposition:

                        Scotiabank:         0

                        SCI:                930,775


Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

                  Not applicable

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable

Item 10.          Certification

                  Not applicable


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


                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of the signatory's knowledge and belief, each signatory certifies that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2002


                                       THE BANK OF NOVA SCOTIA


                                       By: /s/ DAVID SMITH
                                       Name:  David Smith
                                       Title: Vice-President, Group Compliance

                                       By: /s/ VALERIE STEINMAN
                                       Name:  Valerie Steinman
                                       Title: Assistant Secretary



                                       SCOTIA  CAPITAL INC.


                                       By: /s/ ANDREW CUMMING
                                       Name:  Andrew Cumming
                                       Title: Managing Director, Head of Equity
                                              Related Products


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